Exhibit 1

Elliott Management’s Perspectives on Hess January 2013 www.ReassessHess.com

[ 1 ] Additional Information Elliott Associates, L.P. and Elliott International, L.P. (“Elliott”) intend to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2013 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “2013 Annual Meeting”) of Hess Corporation (the “Company”). Information relating to the participants in such proxy solicitation has been included in materials filed on January 29, 2013 by Elliott with the Securities and Exchange Commission pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2013 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Elliott's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request to Elliott’s proxy solicitor, Okapi Partners, at its toll-free number (877) 796-5274 or via email at info@okapipartners.com. Cautionary Statement Regarding Forward-Looking Statements The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

I. Executive Summary

Hess Materially Undervalued Due to Lack of Focus and Poor Execution

HESS

- **We believe the intrinsic value of Hess could be worth over $126 per share**
  - Large working interests in premier assets with good market benchmarks for valuation
  - Elliott has done extensive analysis to diligence Hess's intrinsic value:
    - One of the most valuable acreage positions in the Bakken
    - "Crown jewel" assets in GOM, West Africa, Southeast Asia and North Sea

W.D. Von Gonten[1] detailed study concluded value of Hess Bakken acreage comparable to Continental's

- **We attribute the market's substantial discount to Hess's unfocused portfolio and poor management**
  - Unfocused portfolio penalized by analyst community with little to no value attributed to Bakken acreage
  - Poor execution evidenced by cost overruns in Bakken, if unchecked equates to loss of $5.6 billion in NAV[2] (~30% of market cap)[3]
  - Failed exploration resulting in $4.0 billion loss[4] (~20% of market cap)[3] and analysts applying "continued failure" discount
- **We believe the board's lack of independence and relevant experience results in governance failure**
  - No (0) independent directors with oil & gas operating experience
  - Average tenure of almost 13 years (with three of the "independent" directors joint-executors of the Hess family trust)
  - No accountability for lack of focus in portfolio or continued poor execution
- **What is Elliott suggesting specifically?**
  - Elect to the board five independent, highly qualified executives with significant, relevant experience to review all strategic options
  - Conduct a full strategic and operational review to consider all pathways to maximize value – including:
    - Carry out substantial restructuring program (including spin-off of Bakken asset) to refocus portfolio and management
    - Improve operations and accountability to halt history of poor execution (Bakken cost overruns, failed JVs, etc…)
    - Bring discipline to capital allocation to stop runaway capex budgets and exploration failures

Strategic change could realize 150%[3] increase in value for Hess shareholders

1. W. D. Von Gonten & Co. is an industry leading petroleum engineering and geological services consulting firm
2. Elliott estimates, see page 29
3. As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock
4. Source: Wood Mackenzie

[3]

Stock Price Underperformance by Any Objective Measure, Over Any Relevant Time Period and Against Any Pertinent Benchmark

HESS

> **"You can't judge us on a one-year basis. You have to do it over the long term."**
> \- John Hess, Chairman & CEO Hess, January 2010[1]

	John Hess Tenure					
	17 Years[2]	5-Year[2]	4-Year[2]	3-Year[2]	2-Year[2]	1-Year[2]
Hess	234.7%	(26.1)%	(5.2)%	(12.0)%	(28.0)%	(12.5)%
Proxy Peers[3]	567.6%	4.5%	38.3%	16.9%	11.6%	4.3%
(Under) / Over Performance	(332.9)	(30.6)	(43.5)	(28.9)	(39.6)	(16.8)
Revised Proxy Peers[4]	694.4%	19.1%	58.2%	31.6%	18.6%	7.1%
(Under) / Over Performance	(459.7)	(45.2)	(63.4)	(43.6)	(46.6)	(19.6)
Bakken Operators[5]		236.8%	979.1%	171.9%	42.0%	3.1%
(Under) / Over Performance	NA	(262.8)	(984.3)	(183.9)	(70.0)	(15.6)
Energy Select Sector SPDR (XLE)		5.1%	51.5%	30.9%	16.5%	7.5%
(Under) / Over Performance	NA	(31.2)	(56.7)	(42.9)	(44.5)	(20.0)
SPDR S&P Oil & Gas Exploration & Production (XOP)		13.0%	75.4%	40.0%	11.0%	2.4%
(Under) / Over Performance	NA	(39.0)	(80.6)	(52.0)	(38.9)	(14.9)

> **"There is no hiding place for underperformance."**
> \- Rodney Chase, Shareholder Nominee, Former Deputy CEO BP, May 2005[6]

Source: Bloomberg
1. Hess 4Q 2009 Earnings Call
2. As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock
3. Used by Hess for mgmt compensation: Anadarko, Apache, BP, Chevron, ConocoPhillips, Devon, EOG, Exxon, Marathon, Murphy, Occidental, Shell, Statoil, Talisman and Total
4. Excludes from Proxy Peers: Devon & Talisman due to high North America gas weighting; excludes BP, Shell, Statoil, Total due to European super major status; includes Noble as additional relevant competitor
5. Includes Continental, Oasis and Kodiak
6. FT Conference Chicago, 5/15/2000

[4]

Underperformance More Stark Given Bakken Position and Oil Weighting [ 5 ] Leading Public Bakken Operators by Acreage(2) Stock Performance of Bakken Operators(1) Hess is one of the largest acreage holders in the Bakken Stock price of Bakken operators has increased approximately 1,100% in past few years Only 8% of Hess’s production comes from North American Natural Gas or NGLs % Production from N. American Gas & NGLs(4) Gas prices have collapsed over the last few years US Natural Gas Prices Since 2008(3) Hess is well positioned in the Bakken... ...with the least gas exposure of its peers $2.00 $3.00 $4.00 $5.00 $6.00 $7.00 $8.00 $9.00 Nov - 08 Jan - 09 Mar - 09 May - 09 Jul - 09 Sep - 09 Nov - 09 Jan - 10 Mar - 10 May - 10 Jul - 10 Sep - 10 Nov - 10 Jan - 11 Mar - 11 May - 11 Jul - 11 Sep - 11 Nov - 11 Jan - 12 Mar - 12 May - 12 Jul - 12 Sep - 12 Nov - 12 US Natural Gas 8% 9% 14% 16% 22% 27% 33% 36% 37% 59% 64% 68% 81% 84% 94% 100% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% HES CVX MRO XOM MUR OXY COP NBL APA EOG PXD APC DVN CHK RRC SWN Relevant XOP Constituents 0% 200% 400% 600% 800% 1,000% 1,200% 1,400% 1,600% Nov - 08 Jan - 09 Mar - 09 May - 09 Jul - 09 Sep - 09 Nov - 09 Jan - 10 Mar - 10 May - 10 Jul - 10 Sep - 10 Nov - 10 Jan - 11 Mar - 11 May - 11 Jul - 11 Sep - 11 Nov - 11 Jan - 12 Mar - 12 May - 12 Jul - 12 Sep - 12 Nov - 12 Bakken Operators Hess Sources: Company Filings, Bloomberg 1. Bakken operators includes CLR, OAS, and KOG 2. Company filings and presentations 3. January 2013 Natural Gas 4. 2011 Production; Company filings

What is Hess Today?

HESS

		Elliott Estimates Intrinsic Value	Elliott Estimates Per Share
US Resource Plays	•750,000 net acres in the Bakken •premier US oil resource play •200,000 net acres in the Utica shale •premier emerging liquids play •45,000 net acres in the Eagle Ford •premier US liquids resource play Elliott retained W.D. Von Gonten to evaluate Hess and peers' Bakken acreage: Hess has higher per acre value and is comparable to CLR in absolute value	~$12.8 to $14.0 billion	$37.48 to $40.99
Global Offshore and Other Conventional	•Long-life, oil-weighted reserves in "crown jewel" assets •Shenzi (GOM) •Valhall (Norway) •Ceiba & Okume (Equatorial Guinea) •Favorable gas assets in Southeast Asia •JDA & Natuna Sea Block • WoodMac[1] values at $22.3 billion • Rystad[2] values at $30.2 billion • II Top Integrated Analyst[3] at $30.9 billion	~$22.3 to $30.2 billion	$65.29 to $88.42
Midstream	• Valuable Bakken infrastructure including: •Tioga gas plant •Bakken rail terminal	~$2.0 to 2.5 billion	$5.72 to $7.44
Downstream and Other	Miscellaneous businesses - many with capital tied up at low rates of return: •Hedge fund •Gas-fired power plant •LNG partnerships •Electricity and gas distribution •Fuel cells •1,360 retail gasoline stations •1 fluid catalytic cracking refinery •20 petroleum terminals	~$2.6 to $3.0 billion	$7.61 to $8.78
Net Debt / Tax Attributes		($6.6) billion[4]	($19.39)
Equity Value		$33.0 to 43.1 billion	$96.71 to $126.24

94% to 153% Upside[5]

Sources: Company Filings, Bloomberg
1. Source: Wood Mackenzie; at $100 oil
2. Rystad UCube at $100 oil
3. Institutional Investor 2012 1st Team Deutsche Bank, 1/22/2013 NAV
4. PF for announced transactions Azerbaijan & Beryl UK sales
5. As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock

[6]

Action Required to Recoup Shareholder Value

Observation	Why It Is A Problem	Action
Lack of Independence and Relevant Experience at Board	**Governance failure** • No correction of historic poor execution & lack of capital discipline	**Elect 5 new directors** • Independent and experienced
Unfocused Portfolio	**Estimated 50+% discount to intrinsic value** • Market undervalues / penalizes • Distracted management	**Refocus via divestitures** • Evaluate spin-off of Bakken • Sell noncore assets
Poor Execution	**Loss of credibility** • History of missing estimates • Cost overruns in Bakken • Failed entry into Eagle Ford	**Elevate operations** • Bring relentless focus to costs in US resource plays
Lack of Capital Discipline	**Discount for continued failure** • $4 bn[1] lost in exploration over past 5 years: ~20% of market cap • Consistently over capital budget	**Reduce exploration budget** • Credibly commit to cut spending & farm out prospects

[7]

1. Source: Wood Mackenzie

[ 8 ] Substantial Potential Share Price Appreciation by Refocusing Portfolio Source: Elliott estimates; see following pages As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock Potential for 150%(1) upside (1) $28.81 $11.36 $36.22 Total $49.85 Total $126.24 $40 $50 $60 $70 $80 $90 $100 $110 $120 $130 $140 Hess Today Spin of Hess Resource Co. Monetization & Divestment of Midstream & Downstream Streamlining Hess International Pro Forma Hess 1.

II. Elliott’s Proposal to Unlock Hess’s Intrinsic Value

Elect 5 highly qualified independent directors with relevant experience (Shareholder Nominees) Refocus Hess portfolio via spin-off of Bakken and divestitures Improve operational focus Instill capital discipline [ 10 ] Elliott’s Recommendations to Increase Shareholder Value 1 2 3 4

[ 11 ] Hess Lacks Independent and Adequate Oversight from Board Least independent, least energy experience, most management directors and one of the longest tenures Sources: Company Filings, Bloomberg Non-management directors Age and tenure calculated as of date of 2013 annual general meeting; Tenure for John Hess shows both as director and as CEO, respectively Revised proxy peers: Anadarko, Apache, EOG, Chevron, ConocoPhillips, Exxon, Marathon, Murphy, Noble, Occidental. Underperformance calculated from 1st day of the year following appointed to the board through 11/28/12, date before which Elliott began to purchase a substantial amount of stock. John Hess calculated from the year he was appointed CEO 0% for Hess ?!?! 1 3 Management Directors vs Peer Average of 1.4 Hess Peer Average(3) Name Age (2) Tenure(2) Relative Performance Over Tenure(3) Oil & Gas Operating Experience Background John Hess 58 35 / 17 (460%) Hess Management Hess Chairman & CEO Thomas H. Kean 77 23 (1,022%) None Government; Joint executor Hess estate; Director & Sec. of Hess Charitable Trust Edith Holiday 61 20 (589%) None Government Nicholas F. Brady 82 19 (550%) None Government/Finance; Joint executor Hess estate; invests for Hess Charitable Trust Robert Wilson 72 17 (335%) None Healthcare Frank A. Olson 80 15 (396%) None Auto Rental Craig Matthews 69 11 (153%) None Electricity Ernst von Metzsch 73 10 (44%) None Finance Risa Lavizzon-Mourey 58 9 (68%) None Non-profit F. Borden Walker 59 9 (68%) Hess Management Hess EVP & President, Marketing and Refining John Mullin III 71 6 (56%) None Finance; Joint executor of Hess estate Samuel Bodman 74 4 (47%) None Government/Chemicals Gregory P. Hill 52 4 (47%) Hess Management Hess EVP & President, Worldwide Exploration and Production Samuel A. Nunn Jr. 74 6mo NA None Government; Chairman CSIS of which John Hess is a Trustee (1) 0% 5% 10% 15% 20% 25% 30% 35% Oil & Gas Operating Experience Tenure 8 yrs 10 yrs 12 yrs 14 yrs 1. 2. 3.

Shareholders consistently oppose a staggered board [ 12 ] Shareholders Want to Hold the Board Accountable 1 % of Total Shares Voted for Declassification(2) Shareholders have repeatedly expressed dissatisfaction with the Board’s performance by withholding votes for management board candidates despite no alternative slate Most Recent Votes Withheld From Director Nominees(3) The last time current candidates were up for election 39%, 39% and 33% of votes withheld against Brady, Kean and Olson, respectively(3) This was the 3rd and 2nd consecutive election with greater than 20% of votes withheld against Brady and Olson, respectively(3) For context, the average percentage of votes withheld from a nominee in a non-contested S&P 500 election is less than 5%(4) “The ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis.” ISS Proxy Advisory Services(1) S&P Average 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Brady Kean Olson Holiday Bodman Von Metzsch 2010 2011 2012 0% 20% 40% 60% 80% 100% 2007 2008 2012 — - - Sources: Company Filings, Factset, ISS Analytics 1. ISS commentary o Hess, Hess Corporation 2012 Core Research Report 2. Hess estate is assumed to have voted against declassification and is excluded from calculation; Company filings, Factset, ISS Voting Analytics; 3. % of voted shares withheld; Hess estate is assumed to have voted for nominees and is excluded from calculation; Company filings, Factset, ISS Voting Analytics 4. For 2010, 2011 and 2012; Factset SharkRepellent

[ 13 ] Board Has Failed to Align Compensation with Performance Sources: Company Filings, Bloomberg Proxy Peers include Anadarko, Apache, BP, Chevron, ConocoPhillips, Devon, EOG, Exxon, Marathon, Murphy, Occidental, Shell, Statoil, Talisman and Total; listed in Hess’s annual proxy statement for LTIP determination purposes ISS Voting Analytics; Hess estate is assumed to support Say on Pay and is excluded from calculation ISS Voting Analytics; Other companies did not have say on pay votes; Hess estate is not excluded from calculation Shareholder Returns and Market Capitalization as of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock 1 Poor compensation practices are indicative of weak corporate governance Hess’s cumulative CEO compensation over the past 5 years ranks in the 73rd percentile relative to peers, while total shareholder returns over the same 5 year period rank in the 20th percentile(1) Hess Say on Pay received 51% support(2) 427th out of 450 S&P 500 companies(3) 149th out of 156 Energy companies(3) For context, average S&P 500 shareholder support for “Say on Pay” votes in 2012 was 87%(3) 4 of the 5 Hess directors currently up for re-election sit on the compensation committee Compensation Misaligned with Performance(1,4) 0.0% 0.1% 0.2% 0.3% 0.4% 0.5% 0.6% 0.7% HES MUR DVN APC MRO TLM OXY APA EOG COP CVX XOM TOT RDSA BP STO 5 Year Total Return (26.1%) (7.6%) (32.1%) 34.0% 5.5% (30.5%) 19.8% (18.2%) 44.5% 14.8% 44.4% 11.9% (9.1%) 22.4% (28.1%) (4.0%) 5 Year Cumulative CEO Compensation as a % of Current Market Capitalization 1. 2. 3. 4.

① Shareholder Nominees: Better Stewards of Your Capital

HESS

Hess Slate	Oil & Gas Operating Experience	Tenure	Independence ?	Shareholder Vote Withheld in Last Election (2010)(2)
Nicholas F. Brady	**None**	**19 Years**	**Joint executor Hess estate; invests for Hess Charitable Trust**	**38.8%**
Gregory P. Hill	Hess Management	4 Years	**Officer of Hess**	1.2%
Thomas H. Kean	**None**	**23 Years**	**Joint executor Hess estate; Director & Sec. of Hess Trust**	**39.2%**
Samuel A. Nunn Jr.	**None**	6 Months	**Chairman CSIS, of which John Hess is a Trustee**	NA
Frank A. Olson	**None**	**15 Years**		**33.2%**

Shareholder Nominees	Credentials	Relevance for Hess
Rodney Chase	**Former Deputy Group Chief Executive, BP** Former Chairman/CEO of BP America, CEO of Marketing & Refining, CEO of E&P	• **Direct experience managing every major business** at global integrated energy company
Harvey Golub	**Former Chairman & CEO, American Express** Former Non-Executive Chairman, AIG	• Mr. Golub's refocusing of American Express in the 1990s has been called **"one of the most impressive turnarounds of a large public corporation in history"(1)** and led to over 750% share price appreciation during his tenure
Karl Kurz	**Former COO, Anadarko Petroleum**	• **Helped lead major transformation at a large independent E&P**: building a top-tier exploration capability, instilling capital discipline and improving operational focus • Managed Anadarko's onshore resource play development as SVP of US Onshore • Led midstream and marketing operations as VP of Marketing
David McManus	**Former EVP, Pioneer Natural Resources** Former EVP at BG, President of ARCO Europe	• **Oversaw value accretive divestiture of Pioneer's international portfolio** • Presented substantial divestiture program to board and subsequently executed • Evaluated both IPO in London and outright sale - pursued value maximizing path
Mark Smith	**Current SVP & CFO, Ultra Petroleum**	• **Manages lowest-cost operator in resource play environment** • Monetized midstream assets via accretive REIT deal while maintaining strategic control • Direct experience dealing with third-party high-cost operator in resource play joint-venture

[14]

Source: Company Filings
1. Salomon Smith Barney 4/13/1999
2. % of voted shares withheld; Hess estate is assumed to vote for nominees and is exclude from calculation; Company filings, Factset, ISS Voting Analytics

[ 15 ] An Independent, Experienced Slate of Directors to Provide Oversight 1 David McManus, Former Executive Vice President, Pioneer Natural Resources Co. David McManus is an accomplished executive who personally oversaw the successful divestiture of a major international E&P portfolio. As Executive Vice President and Head of International Operations at Pioneer, Mr. McManus led a large scale strategic divestiture program of Pioneer’s international operations, executing a series of highly accretive asset sales between 2005 and 2011. Pioneer’s divestiture program was lauded as a “textbook repositioning” of its E&P portfolio and the stock was widely upgraded by investment analysts during the same time period. Rodney Chase, Former Deputy Chief Executive, BP plc Rodney Chase brings to Hess senior executive experience at a major worldwide publicly-traded integrated energy company. At BP, Mr. Chase oversaw a number of successful portfolio repositioning and restructuring activities, including the sale of BP Minerals and the acquisition and integration of Sohio, Britoil, Amoco, ARCO, Mobil Europe, Castrol and Veba Oil, as well as the disposal of BP’s holding in Ruhrgas. Harvey Golub, Former Chairman & Chief Executive Officer, American Express Harvey Golub is a highly distinguished executive with experience in finance, operations and strategic turnarounds. Mr. Golub’s refocusing of American Express in the 1990s has been called “one of the most impressive turnarounds of a large public corporation in history” and led to over 750% share price appreciation during his tenure. Karl F. Kurz, Former Chief Operating Officer, Anadarko Petroleum Karl F. Kurz contributes extensive knowledge of the exploration, production, midstream and marketing businesses and executive-level leadership experience to Hess’s board. As COO of Anadarko Petroleum Corporation, Mr. Kurz helped lead a successful business transformation that included the build-out of Anadarko’s top-tier exploration capability, the MLP spin-off of Anadarko’s pipeline assets, and a shift toward increased capital discipline and operational focus. Earlier, as SVP of Anadarko’s U.S. Onshore, Mr. Kurz led Anadarko’s onshore resource play development. Marshall D. (Mark) Smith, Senior Vice President and Chief Financial Officer of Ultra Petroleum Corporation Marshall D. Smith is Senior Vice President and Chief Financial Officer of Ultra Petroleum Corporation, an independent energy company engaged in the exploration and production of oil and natural gas. Ultra Petroleum is widely recognized for delivering industry-leading shareholder returns and prioritizing profitable growth through cycles. At Ultra Petroleum, Mr. Smith is part of an executive team that manages the lowest-cost operator in a resource play environment while generating industry leading margins. He also recently orchestrated a successful monetization of Ultra's midstream assets at a highly accretive cash flow multiple by executing a sale-leaseback transaction with a REIT.

[ 16 ] (1) “Harvey Golub’s Advice for a CEO,” Directors & Boards, September 2009 “The CEO should not try to be the board members' best friend. Some believe that by keeping up an extensive schedule of private dinners and special events with directors, a CEO can build an atmosphere of rapport and friendship that will carry over into the boardroom. But the board is not the CEO's friend — it is the CEO's boss. The board of directors is not just a collection of individuals — it is an institution with a responsibility for representing the interests of shareholders. Friendship should never allow a CEO to get concurrence when it otherwise wouldn't be coming.”(1) Harvey Golub, Shareholder Nominee Former Chairman & CEO American Express, September 2009

Elect 5 highly qualified independent directors with relevant experience (Shareholder Nominees) Refocus Hess portfolio via spin-off of Bakken and divestitures Improve operational focus Instill capital discipline [ 17 ] Elliott’s Recommendations to Increase Shareholder Value 1 2 3 4

Refining Hedge Fund Fuel Cell Marketing [ 18 ] Multitude of Businesses and Geographies Demonstrates Lack of Strategy Laundry List of Non-Upstream Businesses Distribution Electric Generation Retail LNG 2 Lack of Geographic Focus Hess Upstream Operations(4) “We have the portfolio of a major, we have the technical challenges of a major” John Hess, Chairman & CEO Hess, June 2010(2) Upstream operations in over 20 countries(1), with principal activities: — Algeria, Australia, Azerbaijan, Brazil, Brunei, China, Denmark, Egypt, Equatorial Guinea, France, Ghana, Indonesia, the Kurdistan region of Iraq, Libya, Malaysia, Norway, Peru, Russia, Thailand, the United Kingdom and the United States Geographic span of a major, yet Hess is a fraction the size Hess market cap is less than 1/11th the average of the majors in its proxy peers(3) Hess is 1/23rd of Exxon(3) Hess is 1/12th of Chevron(3) Sources: Company Filings, Bloomberg 1. Hess 2011 10-K 2. Bernstein Conference June 2010 3. As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock 4. Hess website January 2013

[ 19 ] Different Assets Require Different Management Capabilities Resource plays and offshore assets are managed differently; Hess is incapable of managing both (evidenced by severe cost overruns in the Bakken) High sensitivity to capital costs Many low cost wells Lean manufacturing process 2 Resource Plays Low sensitivity to capital cost Few high cost wells Tax regimes and/or PSCs allow for cost recovery that mutes impact of cost overrun Illustrative Sensitivity of NAV to Changes in Capital Expenditures(1) Elliott estimates Requires relentless focus on cost Requires technological focus & planning Offshore Assets (40)% (30)% (20)% (10)% 0% 10% 20% 30% 40% (50)% (40)% (30)% (20)% (10)% 0% 10% 20% 30% 40% 50% % Change in NPV % Change in Capital Expenditures Illustative Resource Play NPV Illustrative Offshore Asset NPV Resource plays and offshore assets are managed differently; Hess is incapable of managing both (evidenced by severe cost overruns in the Bakken) 1.

② Portfolio Mix Undervalued / Penalized by Analysts

HESS

■ More Important
■ Less Important

	Bakken Operators (1)	Large Cap Int'l (2)	Hess
2012E EBITDAX Multiple(3)	8.4x	4.3x	3.0x
Capital Intensity(4)	$128.47	$19.01	$34.60
FCF Gap / Market Cap(5)	(25)%	(1)%	(19)%
Net Asset Value	Easy to calculate due to repeatability of well results	Difficult to calculate	Bakken easy to calculate, other assets more challenging

- Bakken Operators: **NAV-based** valuation
  - Focus on acreage value sees through initial capital intensity
  - **Only 2** Hess analysts cover other Bakken operators
- Large-cap Internationals: heavy reliance on **multiple-based** valuation
  - Perceived risk of FCF gap and capital intensity reduce multiple
  - **20 of 22** Hess analysts cover large cap internationals
- Hess: Bakken is a material percentage of value but hidden within international mix
  - Result is Hess is penalized twice:
    - Penalty #1: Multiple-based valuation undervalues Bakken
    - Penalty #2: Hess given lower multiple than peers due in part to higher capital intensity and cash flow gap (partially caused by Bakken build-out)

Hess Sell-side Analysts Covering Bakken Focused Companies(6) | **Hess Sell-side Analysts Covering Large Cap Int'ls**



[null]
BAML
Credit Agricole
Barclays
JP Morgan
Capital One
Oppenheimer
ISI Group
Citigroup
UBS
Goldman Sachs
Wells Fargo
Howard Weil
Tudor Pickering
Societe Generale
Deutsche Bank
Edward Jones
Credit Suisse
Simmons
Morgan Stanley
Raymond James
Global Hunter
Dahlman Rose

Avg Target Price(7) =$88

Avg Target Price(7) = $63

Sources: Bloomberg, Cap IQ, Company Filings
1. Bakken Operators includes Continental, Oasis and Kodiak
2. Large Cap include APC, APA, CVX, COP, XOM, MRO, MUR, NBL, OXY
3. 2012 EBITDAX multiple is Enterprise value divided by Consensus EBITDAX; as of 11/28/12
4. Capital Intensity is 2011 Development Capex divided by 2011 BOE Production
5. FCF as % of Market Cap is Consensus 2012 free cash flow divided by market cap; as of 11/28/12
6. Bakken focused companies include Continental, Oasis, Kodiak and Whiting
7. As of 1/25/12

[20]

[ 21 ] Management Has Failed to Articulate a Rational Strategy for Portfolio 2 Management wants to be global “In terms of exploration and production, we are different than the other independents. We are the most global.” - John Hess, Chairman & CEO Hess June 2010(1) “We want to maintain our global presence and our global reach because we believe that the globe provides many opportunities now and will also in the future. So we want to maintain that global scale and capability.” - Gregory Hill, EVP Worldwide E&P Hess November 2012(2) Analysts are skeptical “We are skeptical that Hess’s current global growth strategy will yield superior returns or growth, as its organization appears to be spread thin and we think it is unlikely that Hess can have a competitive advantage in all the areas it is pursuing.” – Goldman Sachs (June 11, 2012) Running such a diverse, global operation is challenging and given the size of the company it is not apparent that HES gains any incremental value from its integration and diversity. We believe this level of diversity has diminishing margins of return for investors.” – Citigroup (June 20, 2012) “On the upstream side, we question whether the company has the bandwidth to operate in over 20 countriesWe do not believe a company of Hess’s size will get credit in the market for a shotgun approach to investing across the world 1. Bernstein Conference, June 2010 2. BAML Conference, November 2012

[ 22 ] Reassess and Refocus Hess Company has a number of options to focus portfolio 2 Spin off Bakken, Eagle Ford and Utica to create US resource play focused company Strategic Steps Divest downstream assets and monetize resource play infrastructure Focus remaining conventional portfolio on core areas of competitive advantage Estimated stock price appreciation = 51% to 58% Realize full market value for Bakken, Eagle Ford and Utica acreage Impact(1) Estimated stock price appreciation = 17% to 23% Remove management distraction Fund midstream assets with lower cost of capital Estimated stock price appreciation = 26% to 73% Achieve peer multiple for focused international portfolio Elliott internal estimates based upon publicly available data Total Estimated Stock Price Appreciation 94% to 153%

[ 23 ] Spin of Hess Resource Co. Source: Elliott estimates; see following pages As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock (1) 2 $28.81 $11.36 $36.22 Total $49.85 Total $126.24 $40 $50 $60 $70 $80 $90 $100 $110 $120 $130 $140 Hess Today Spin of Hess Resource Co. Monetization & Divestment of Midstream & Downstream Streamlining Hess International Pro Forma Hess 1.

② Create Premier US Resource Play Focused Company via Tax-Free Spinoff

Hess Resource Co. would be premier resource play focused company

	Flagship Play	Other Assets	% Oil / % Liquid Production(1)
Pioneer	Permian	Eagle Ford	41% / 61%
Continental	Bakken	SCOOP	70% / NA
Range Resources	Marcellus	Miss Lime	6% / 21%
Cabot	Marcellus	Eagle Ford	NA / 6%
Hess Resource Co.	Bakken	Utica/Eagle Ford	85% / 85%(2)

Impact on Stock

	Low	High
Value of Hess Resource Co.(3)	**$12.8 billion**	**$14.0 billion**
Current Market Valuation Embedded in HES(4)	$4.2 billion	$4.2 billion
Incremental Value Realized	$8.6 billion	$9.8 billion
Incremental Value Realized per Share	$25.30	$28.81
Upside to HES Share Price	51%	58%

Top Five Oil / Liquids Plays



- W.D. Von Gonten comprehensive analysis of Hess Bakken acreage concludes:
  - "On an **absolute basis**, Hess and Continental's Williston basin acreages **are very comparable**"
    - Higher per acre value for Hess than CLR
  - "**An extremely large percentage** of Hess's acreage is in the core of the Bakken and Three Forks plays"
- W. D. Von Gonten & Co. is an industry leading petroleum engineering and geological services consulting firm that has evaluated every major shale play in the US. They are the recognized experts in unconventional resource play evaluations

Sources: Bloomberg, Cap IQ, Company Filings

1. Percentage of 3Q 2012 production from oil or oil and NGLs
2. Elliott estimates based on peer operators, management commentary
3. Elliott estimates based on Von Gonten study and market value of Bakken operators
4. Elliott estimates EBITDAX of $1.4bn based on 3Q production; 3.0x EBITDAX multiple

[24]

[ 25 ] Monetization & Divestment of Midstream & Downstream Source: Elliott estimates; see following pages As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock (1) 2 $28.81 $11.36 $36.22 Total $49.85 Total $126.24 $40 $50 $60 $70 $80 $90 $100 $110 $120 $130 $140 Hess Today Spin of Hess Resource Co. Monetization & Divestment of Midstream & Downstream Streamlining Hess International Pro Forma Hess

2 Monetize Midstream Assets and Divest Downstream Distraction

HESS

Monetize midstream via MLP/REIT

	Low	High
Value of Hess Midstream[1]	**$2.0 billion[2]**	**$2.5 billion[3]**
Mkt Value Embedded in HES[4]	$0.6 billion	$0.6 billion
Incremental Value Realized	$1.4 billion	$1.9 billion

- Greater than $1.2 billion invested in Bakken infrastructure[5]
  - Resulting in greater than $195 million of cash flow [6]

Divest downstream distractions

	Low	High
Value of Hess Downstream[1]	**$2.6 billion[8]**	**$3.0 billion[9]**
Mkt Value Embedded in HES[7]	$1.1 billion	$1.1 billion
Incremental Value Realized	$1.5 million	$1.9 billion

- Divest:
  - Retail
  - Power plant
  - Distribution
  - Marketing
  - Terminals
  - Other distractions

Combined Impact on Stock		
Total Incremental Value Realized	$2.9 billion	$3.9 billion
Incremental Value per Share	$8.47	$11.36
Upside to HES Share Price	17%	23%

Karl Kurz and Mark Smith (Shareholder Nominees) carried out tax efficient monetizations while retaining strategic control

Model Transactions

- **Midstream**:
  - Anadarko – Western Gas Partners MLP
  - UPL - REIT transaction with CorEnergy
- **Downstream**:
  - Sunoco divestitures of chemical, refining and power businesses and sale of marketing and retail
  - Marathon sale of retail and spin-off of downstream

Sources: Bloomberg, Cap IQ, Company Filings

1. Estimates assume assets are divested without tax drag given tax attributes
2. Valued at 10x EBITDAX; based on relevant market comparables
3. Valued at 13x EBITDAX; based on relevant market comparables
4. Estimated current cashflow of $195 million multiplied by Hess EBITDAX multiple of 3.0x
5. 3Q earnings call, 11/2/2012
6. Elliott estimates based on comparable companies
7. Last 2 years average M&R net income excluding refining and hedge fund income of $200 million; 35% tax rate plus 50% of M&R DD&A at Hess EBITDAX multiple of 3.0x
8. Valued at 13x P/E based on relevant market comparables; implied EBITDA multiple of 7.4x
9. Valued at 15x P/E based on relevant market comparables; Implied EBITDA multiple of 8.5x

[26]

[ 27 ] Streamlining Hess International Source: Elliott estimates; see following pages As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock (1) 2 $28.81 $11.36 $36.22 Total $49.85 Total $126.24 $40 $50 $60 $70 $80 $90 $100 $110 $120 $130 $140 Hess Today Spin of Hess Resource Co. Monetization & Divestment of Midstream & Downstream Streamlining Hess International Pro Forma Hess 1.

2 Focus Hess International on Core Areas of Competitive Advantage

HESS

	London Listed Peers [2]	Large Cap Int'l Peers [3]	Hess Int'l Pro Forma[4]
2012E EBITDAX Multiple[5]	7.0x	4.3x	3.7x to 5.1x
Capital Intensity[6]	$32.73	$19.01	~$18.00
FCF Gap / Market Cap[7]	(2)%	(1)%	Positive

- Hess International pro forma for US Resource Co spin and divestments
  - Production exceeds 300mboe/d – vast majority oil or Southeast Asian gas
  - R/P ratio of over 10x[1]
  - Substantial unlevered free cash flow net of development capex
- With lower capital intensity, a focused board of directors, a streamlined portfolio and a credibly reduced exploration budget, we believe Hess International can achieve a premium multiple
  - Long lived oil assets
  - Substantial free cash flow
  - Reduced capital intensity
- Hess should evaluate a London listing given premium valuation potential

	Low	High
Value of Hess International Pro Forma	**$22.3 billion[8]**	**$30.2 billion[9]**
Implied EBITDAX Multiple	3.8x	5.1x
Current Market Valuation Embedded in HES[10]	$18.0 billion	$18.0 billion
Incremental Value Realized	$4.5 billion[11]	$12.4 billion[11]
Incremental Value Realized per Share	$13.09	$36.22
Upside to HES Share Price	26%	73%

Sources: Bloomberg, Cap IQ, Company Filings, Wood Mackenzie, Rystad

1. Elliott estimate based on 3Q run-rate production
2. London listed peers includes PMO, TLW, LUPE
3. Large Cap Peers include APC, APA, CVX, COP, XOM, MRO, MUR, NBL, OXY
4. Elliott estimates
5. 2012E EBITDAX multiple is enterprise value divided by consensus EBITDAX as of 11/28/12
6. Capital Intensity is 2011 Development Capex excluding non-cash asset retirement costs divided by 2011 BOE Production; Hess international estimates based on data from Wood Mackenzie
7. FCF as % of Market Cap is Consensus 2012 FCF divided by market cap; as of 11/28/12
8. Estimate based on Wood Mackenzie Global Economic Model ("GEM"); excludes any value for exploration
9. Rystad UCube
10. Elliott estimates EBITDAX of $6bn; 3.0x multiple
11. Pro Forma for announced divestments and SG&A

[28]

“Given the similarities between Hess and CLR’s ND Bakken plays, as an order of magnitude we suggest this is a reasonable starting point for how the market should value Hess’ Bakken acreage...[this] should alone justify a $24 per share uplift from current levels.” – Bank of America Merrill Lynch (Sept 20, 2012) “...The question is whether it needs to cut deeper and more aggressively than it has. An extreme version could involve it becoming a "pureplay” Bakken producer with select other onshore North American assets, similar to successful E&P companies like Continental Resources, Concho Resources, Laredo Petroleum, and Pioneer Natural Resources. Given our belief that management views its diversified, global asset base as a strength, we would be surprised if Hess went that far; hence, our ongoing Neutral rating.” – Goldman Sachs (June 11, 2012) “The key, in our mind, to improving relative performance will be demonstrating improved capital discipline through substantially lowered overall spending in 2013 and removing funding risk through additional tax efficient disposals.” – Credit Suisse (October 1, 2012) “Below is our wish list of the initiatives we believe Hess could take to enhance shareholder value. 1. Cut exploration capital in half; 2. Be more transparent on project spending given the large ramp up in capital intensity the company has asked shareholders to endure over the last two years. A company of Hess’s size should have an analyst meeting every year to detail its plans to the investment community; 3. Sell its Bakken midstream assets. We contend that other companies could have built this infrastructure just as well as Hess, but at a lower cost of capital; 4. Sell or swap out of upstream assets which either have high political risk or where the company has no competitive advantage; 5. Change some aspects of corporate governance in order to make the board more independent and focus management efforts on ROCE.” – Citigroup (July 20, 2012) [ 29 ] Analysts Agree: They Need to Restore Shareholder Value at Hess Widespread acknowledgement that Hess is cheap but significant strategic change is necessary to close the gap CLOSING THE VALUE GAP VALUATION 2

[ 30 ] 1.Bank of America Merrill Lynch 10/2/12 2.Salomon Smith Barney 4/13/1999 “Pioneer management has delivered [a] text book repositioning of a portfolio previously spread across more than seven countries to become a 100% US focused resource player.”(1) “Golub and his management team orchestrated one of the most impressive turnarounds of a large public corporation in history.”(2) Harvey Golub, Shareholder Nominee Former Chairman & CEO American Express He led a significant restructuring of American Express that refocused the company and led to over 750% share price appreciation during his tenure David McManus, Shareholder Nominee Former Executive Vice President, Pioneer Natural Resources Co. He oversaw and implemented the divestiture of Pioneer’s international portfolio

Elect 5 highly qualified independent directors with relevant experience (Shareholder Nominees) Refocus Hess portfolio via spin-off of Bakken and divestitures Improve operational focus Instill capital discipline [ 31 ] Elliott’s Recommendations to Increase Shareholder Value 1 2 3 4

“Hess has 30% higher well costs on the exact same rock... whenever we are in a well with them, we always try to swap out even if it is into worse acreage.” – Senior Executive of Major Bakken Operator (December 2012) [ 32 ] Board Needs to Improve Operational Focus Hess’s unconventional resource development featured out of control costs in the Bakken in 2012 Hess wasted millions on Bakken well costs In 2012, Hess underestimated its Bakken costs by $1 billion; having to raise guidance from $2 billion to $3 billion in spending while also reducing production guidance(1) Sources: Public company filings, corporate presentations and earnings call transcripts 1. Hess 2Q and 3Q earnings calls 2. 1Q and 2Q earnings transcripts and presentations 3. Average excludes Hess 4. Present value of additional $3 million cost for each well across 750,000 net acres, excluding acreage drilled through 3Q. Assumes 8 wells per spacing unit (4 Bakken, 4 TFS), 14 rig program, adding 1 rig per year until 20 rigs; Pretax value at 10% discount rate Incremental Well Cost Impact on Hess Bakken Value(4) Average Cost per Well in 1H 2012(2) Cost overuns, if unchecked, could result in $5.6 billion lower Bakken NAV 3 $3.0mm higher per well Average(3) $7.0 $7.5 $8.0 $8.5 $9.0 $9.5 $10.0 $10.5 $11.0 $11.5 $12.0 $12.5 $13.0 WLL CLR SM OAS KOG HES $millions ($8.0) ($7.0) ($6.0) ($5.0) ($4.0) ($3.0) ($2.0) ($1.0) $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 $3.5 $4.0 Redcution to Hess NAV $ billions Incremental Capex per Well ($ millions)

[ 33 ] When Costs Were Out of Control, Management Was Not Focused Management fails to grasp the cost focus necessary to maximize value in resource plays 3 “It's not just about cost, as you well know. And on the cost side, our people are very efficient.” – John Hess Chairman & CEO Hess April 2012(1) “Not really familiar with what you are talking about [in response to question about Hess closing gap with other Bakken operators]. I will tell you that our data shows us as very competitive with other operators in North Dakota [Bakken].” – Gregory Hill , EVP Worldwide E&P Hess April 2012(1) While well costs were out of control in 1H2012, management was not concerned... “Essentially [we are] always focusing on how we’re working on the cost side of the margin equation... [the bakken is] our oil factory, [we]continue to work on our oil factory way of driving down costs.” – Harold Hamm Founder/Chairman/CEO Continental October 2012(2) “Our focus right now is getting our well cost down.” – Jim Brown COO Whiting Petroleum November 2012(3) “The big focus is driving down costs.” – Michael Lou CFO Oasis Petroleum November 2012(3) Best Bakken operators have relentless focus on cost 1. Hess 1Q 2012 Earnings call 2. Continental Resources Investor Day, October 2012 3. BAML Conference November 2012

③ Management Failed in Other Attempts to Enter Resource Plays

HESS

Prior attempts to enter resource plays

- **Marcellus**: Acquired 91,000 net acres in Marcellus JV in area that was subsequently placed under drilling moratorium
- **Paris Basin**: Entered JV for Paris Basin in France that was subsequently placed under drilling moratorium
- **Eagle Ford**: Hess forfeited majority of its Eagle Ford acreage acquired through a poorly constructed JV with ZaZa Energy

ZaZa Joint Venture: Entered into contract with economic incentives that predetermined failure

- Signed JV with unknown ZaZa Energy that created misaligned incentives:
  - ZaZa was paid to acquire acreage regardless of cost or quality and bore no risk to Hess capital losses
  - ZaZa received 10% cash bonus and 10% carried working interest while putting no capital at risk for acquired acres
- After 2 years, Hess realized its mistake and attempted to get out of the JV
  - ZaZa walked away with half of Hess's Eagle Ford acreage and over $100mm of Hess's cash
- Ongoing litigation from the JV as Hess paid lease brokers for acreage that was never delivered(1) - indicative of lack of capital controls

Capital Wasted in ZaZa JV	Where the Capital Went
$24.8 million	• Cash bonuses paid to ZaZa(1)
$14.8 million	• G&A reimbursement(1)
$36.6 million	• Cash to carry ZaZa 10% interest in acreage acquisition costs(1)
$32.6 million	• Cash to carry ZaZa 10% interest in wells drilling costs(2)
$84.0 million	• Cash termination payments(1)
???	•Value of **60,500 Eagle Ford acres** forfeited

Sources: Hess and ZaZa Company Filings
1. ZaZa company filings
2. Elliott estimate based on 23 JV wells drilled at 2011 average well cost of $10.3 million and 10 wells at 2012 average well cost of $8.9 million at 10% carried interest; Well costs from Hess 2Q 2012 earnings call

[34]

[ 35 ] Management’s Record of Failed Execution Has Hurt Confidence and Valuation 3 “Although we think the company’s underlying asset value is worth significantly higher than our near-term price target, we now believe the shares will likely continue to struggle throughout this year and will trade substantially below our estimate of its fair asset value due to the lack of visible catalysts as well increased investor skepticism over management’s execution record...” - Barclays (April 26, 2012) The stock price reflects concern about ballooning capital costs, chronic lack of free cash flow, a high oil price breakeven, and recent difficulty executing against guidance and expectations.” – Deutsche Bank (October 17, 2012) “The 7% pullback in the stock was severe, and in our view, is indicative of a loss of investor confidence in HES’s execution capabilities, following a string of production misses and a lack of notable exploration success, in addition to a growing deficit between capex and cash flow. Entering 1Q’12, HES had missed its production guidance for four of the preceding 5 quarters, meaning execution was at a premium.” – Simmons (April 26, 2012) “We think the market will largely adopt a wait and see approach and not give any free passes to management until clear path towards their cash flow targets and execution capability is evidenced... From a valuation perspective, we think the stock is relatively cheap as a result of the company’s less-than-stellar historical performance record and perceived execution risk.”- Barclays (July 26, 2012)

[ 36 ] 1. Raymond James Conference 5/5/2012 2. EnerCom Conference 8/13/2008 “One of the key factors to our [Ultra’s] success over the past 11 or 12 years has been our cost structure. We've maintained a leading position in terms of all-in costs in the industry.”(1) “For our [Anadarko’s] onshore portfolio [goal] of delivering 49% organic growth, it is all about execution. It is about being a gas manufacturing engine, and we've created that in the Rockies and our Southern Region.”(2) Karl Kurz, Shareholder Nominee Former COO Anadarko, August 2008 Mark Smith, Shareholder Nominee CFO Ultra Petroleum, May 2012

Elect 5 highly qualified independent directors with relevant experience (Shareholder Nominees) Refocus Hess portfolio via spin-off of Bakken and divestitures Improve operational focus Instill capital discipline [ 37 ] Elliott’s Recommendations to Increase Shareholder Value 1 2 3 4

[ 38 ] Over Past Decade, Immaterial Return of Cash to Shareholders Zero growth in dividend ($0.40 per share) since 2002 Bottom quartile among peers in returning cash to shareholders Hess has not repurchased shares in over a decade Despite Brent prices more than quadrupling... Where has the cash gone? Sources: Company Filings, Capital IQ 1. Market Capitalization as of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock 2002-2012 YTD Cash Return as % of Current Market Cap(1) 4 90.6% 89.9% 76.4% 72.1% 54.3% 43.3% 42.8% 40.6% 40.0% 37.7% 22.1% 13.4% 13.1% 8.0% 6.4% 3.9% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Conoco BP Total Exxon Shell Devon Statoil Talisman Marathon Chevron Occidental Anadarko Murphy Hess Apache EOG 21.7% 21.0% 14.3% 13.8% 12.4% 11.7% 11.6% 9.0% 8.7% 8.3% 7.8% 7.0% 3.6% 3.2% 3.1% 0.0% 0% 5% 10% 15% 20% 25% EOG Devon Occidental Talisman Apache Murphy Conoco Chevron Exxon Anadarko Statoil Total Marathon BP Shell Hess 2002 2012 Dividend CAGR

[ 39 ] Exploration Failure Demonstrates Need for Capital Discipline Source: Wood Mackenzie Deutsche Bank 11/6/2012 Citigroup 11/2/2012 Market Capitalization as of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock Wood Mackenzie calculates that Hess has lost $4 billion of value from its exploration investment over the last 5 years (1) Management has persisted in drilling high cost, high risk prospects with 80+% working interest Sell-side analysts have included penalties in their Hess valuations for expected continued exploration failure Deutsche Bank has in the past discounted its NAV by 20% to account for Hess’s high exploration spending(2) Citigroup has in the past included a $6 per share exploration penalty for Hess(3) Hess has squandered billions on adventures around the globe In the past 5 yrs, management has destroyed 20+% of its market capitalization through failed exploration ventures Exploration Value Creation(1) Exploration Value Creation as % of Current Market Cap(1)(4) 4 (30%) (20%) (10%) 0% 10% 20% 30% 40% APC NBL STO APA RDS TOT MUR BP OXY CVX XOM TLM COP MRO HES Value Creation from Exploration — — 1. 2. 3. 4.

[ 40 ] Broken Promises: Unable to Live Within Cash Flow 4 “...The key to [profitable growth] will be [that] we will be able to live within our means and deliver, I think, very attractive financial returns on a going forward basis as I said.” - John Hess, Chairman & CEO Hess July 2012(1) “Our Company has always been disciplined, always has had the goal of living within our means.” - John Hess, Chairman & CEO Hess February 2009(2) “We want to live within our cash flow. We usually moderate the spending based upon what we expect the cash flow to be for the year.” - John Hess, Chairman & CEO Hess February 2008(3) “Our finances, we want to live within our cash flow. If you look at our company's past you'll see that we're pretty disciplined about that.” - John Hess, Chairman & CEO Hess September 2006(4) “...We basically have a philosophy of managing the capital spend for the Corporation within the cash flows that the businesses throw off.” - John O’Connor, Fmr President Worldwide E&P Hess January 2005(5) Where have we heard this before? Historical Cash Flows Tell a Different Story (6) (7) (7) (7) (7) (60.0%) (50.0%) (40.0%) (30.0%) (20.0%) (10.0%) 0.0% 10.0% 20.0% 2003 - 2012 2008 - 2012 2010 - 2012 2011 2012 YTD Cumulative Free Cash Flow as a % of Operating Cash Flow HES Revised Proxy Peer Median Proxy Peer Median 1. Hess 2Q 2012 Earnings Conference Call, 7/25/12 2. Credit Suisse Group Energy Summit, 2/5/2009 3. Credit Suisse Group Energy Conference, 2/7/2008 4. Lehman Brothers CEO Energy Conference 9/5/2006 5. Hess 4Q 2004 Earnings Conference Call, 1/26/2005 6.Company Filings. Free Cash Flow defined as Operating Cash Flow less Capex 7. 2012 ending 9/30/12

[ 41 ] Broken Promises: Unable to Focus Exploration Efforts “We were known as a very high-impact explorer. I think we can say that that strategy didn’t work. We spent about $5 billion on high impact exploration and we certainly didn’t discover enough resources to generate acceptable returns on that $5 billion investment. So we have shifted our exploration strategy... [First] Our three primary focus areas are Gulf of Mexico, West Africa and Asia-Pacific... The second change... Hess used to drill wells at high working interest, 80% to 100% working interest. We are not going to do that anymore.” – Gregory Hill, EVP Worldwide E&P Hess, November 2012(2) 4 Exploration Strategy 2003 Exploration Strategy 2012 Neither Kurdistan nor France are in the “focus areas” and are being drilled at 80% and 85% working interest respectively Less than three months later: On January 22, 2013, Hess’s agreement to acquire additional acreage in the Paris Basin and carry Egdon Resources on Huiron-1 exploration well was announced. Hess has 85% working interest. (3) “We are transitioning away from a program that existed for us in the past, and towards a program which concentrates on high-impact prospects. I think the areas of focus for us will still be the deepwater Gulf of Mexico, deepwater offshore West Africa, and deepwater Southeast Asia. “ – John O’Connor, Fmr President Worldwide E&P Hess, April 2003(1) Less than ten seconds later : “There is one last area... that is Kurdistan. We see lots of hydrocarbons there, and we’re shooting seismic this year and we will drill our first well next year in 2013.” (2) Source: Company Filings, Earnings Call Transcripts, 1. 1Q 2003 Earnings Call 2. BAML Conference, November 2012 3. Egdon Resources press release 1/22/13 Reality: unable to stay within “focus area” Reality thereafter Australia Colombia Kurdistan Brazil Egypt Libya China France Peru

[ 42 ] Widely Accepted that Capital Discipline and Exploration a Concern EXPLORATION CAPITAL ALLOCATION / DISCIPLINE 4 Analysts want Hess to return cash and halt failed exploration “Our view is that exploration spending should at least come down by 50%.” – Citigroup (July 20, 2012) “Our valuation includes a ~$6 per share penalty for uneconomic exploration activity.” – Citigroup (November 2, 2012) “We then discount that number [Hess value] by 20% to account for Hess's high exploration spending.” – Deutsche Bank (November 6, 2012) “We believe Hess should consider further reducing its exploration program beyond what has already been announced. It is not clear to us given the levels of exploration spending versus cash flows that a mid-sized oil company can successfully pursue a global exploration strategy as Hess has attempted.” “A significant reduction in its global exploration program we also think is needed, as we do not believe Hess has a competitive advantage in all the areas it is currently exploring.” “The company’s high-risk/high-potential exploration and acreage strategy since 2009 is thus far not yielding favorable results.” – Goldman Sachs (June 11, 2012) “The large variability in capex versus original guidance (just set six months ago) demonstrates some lack of capital discipline within the company.” – Citigroup (July 25, 2012) “The key issue for HES in our mind is capital intensity and the inability of management in recent years to live within the limits of its cash flows. Furthermore, given the lack of growth in oil and gas production over the last 5 years, there is a case to be made that the company should return more cash back to shareholders instead of attempting to grow at all.” – Citigroup (July 20, 2012) “To summarize, the key growth assets underperform, expectations are lowered, and a key investor fear – Hess’s propensity to outspend cash flow – is stoked by an early upward revision to the 2012 budget.” – Deutsche Bank (April 25, 2012)

[ 43 ] Deutsche Bank Conference 5/28/2008 “We're [Anadarko] very committed to capital discipline and...as we constrain capital, we see better returns on our projects, we quit dipping down to the lower tier, we keep that continual high grading effort going on... and on We're going to be very disciplined as we go forward.”(1) Karl Kurz, Shareholder Nominee Former COO Anadarko, May 2008 1.

III. Closing Thoughts

[ 45 ] Speech at Franco-British Chamber of Commerce and Industry, Paris, 7/2/1999 “The fundamental test for any company, of course, is performance. That is the imperative and the only solid ground in uncertain times.” (1) Rodney Chase, Shareholder Nominee Former Deputy CEO BP, July 1999

Underperformance Demonstrates Need for Change

HESS

Underperformance of this magnitude and duration demands change in the board room

	John Hess Tenure 17 Years[1]	5-Year[1]	4-Year[1]	3-Year[1]	2-Year[1]	1-Year[1]
Proxy Peers[2] (Under) / Over Performance	(332.9)%	(30.6)%	(43.5)%	(28.9)%	(39.6)%	(16.8)%
Revised Proxy Peers[3] (Under) / Over Performance	(459.7)%	(45.2)%	(63.4)%	(43.6)%	(46.6)%	(19.6)%

Shareholder Nominees have the experience and relevant expertise to reassess and refocus Hess

Name	Credentials	Relevance for Hess
Rodney Chase	Former Deputy Group Chief Executive, BP Former Chairman/CEO of BP America, CEO of Marketing & Refining, CEO of E&P	• Direct experience managing every major business at global integrated energy company
Harvey Golub	Former Chairman & CEO, American Express Former Non-Executive Chairman, AIG	• Mr. Golub's refocusing of American Express in the 1990s has been called "one of the most impressive turnarounds of a large public corporation in history"[4] and led to over 750% share price appreciation during his tenure
Karl Kurz	Former COO, Anadarko Petroleum	• Helped lead major transformation at a large independent E&P: building a top-tier exploration capability, instilling capital discipline and improving operational focus • Managed Anadarko's onshore resource play development as SVP of US Onshore • Led midstream and marketing operations as VP of Marketing
David McManus	Former EVP, Pioneer Natural Resources Former EVP at BG, President of ARCO Europe	• Oversaw value accretive divestiture of Pioneer's international portfolio • Presented substantial divestiture program to board and executed • Evaluated both IPO in London and outright sale - pursued value maximizing path
Mark Smith	Current SVP & CFO, Ultra Petroleum	• Manages lowest-cost operator in resource play environment • Monetized midstream assets via accretive REIT deal while maintaining strategic control • Direct experience dealing with high-cost operator in resource play joint-venture

Source: Company Filings
1. As of 11/28/12, date before which Elliott began to purchase a substantial amount of Hess stock
2. Proxy Peers: Anadarko, Apache, BP, Chevron, ConocoPhillips, Devon, EOG, Exxon, Marathon, Murphy, Occidental, Shell, Statoil, Talisman and Total
3. Revised proxy peers: Anadarko, Apache, EOG, Chevron, ConocoPhillips, Exxon, Marathon, Murphy, Noble, Occidental.
4. Salomon Smith Barney 4/13/1999

[46]

www.ReassessHess.com For Additional Information [ 47 ] Contacts & Additional Information Investors Bruce H. Goldfarb / Pat McHugh / Geoff Sorbello Okapi Partners LLC Tel: +1-212-297-0720 info@okapipartners.com Press John Hartz Tel: +1-212-446-1872 Tel 2: +1-718-926-3503 jhartz@sloanepr.com